
Mail Stop 3720

January 30, 2017

Desheng Wang
Chief Executive Officer
Focus Universal, Inc.
829 Lawson Street
City of Industry, CA 91748

      Re: **Focus Universal, Inc.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed January 20, 2017
              File No. 333-214455

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 28, 2016 letter.

General

1.   In response to our prior comment 1, you state that "[w]e have revised the prospectus cover page and disclosure throughout the prospectus to indicate a fixed price of $1.75 at which the Company will sell the 10 million shares in its best efforts offering." Your prospectus does not reflect this change. Therefore, we reissue the comment.

2.   Please disclose who will be selling the ten million shares on behalf of the company. If your officers and directors will be selling the shares, please disclose how they meet the requirements of Rule 3a4-1 so as not to be deemed brokers.

3. We note that your officers and directors are offering shares they own in the offering as selling shareholders. If your officer and directors are also selling shares on behalf of the company, disclose how they will decide whether to sell their own shares or the company's shares. Provide appropriate risk factor disclosure regarding their conflicts in this offering.

4. Any amendments should contain a signed and currently-dated accountant's consent as required by Rule 402(e) of Regulation C.

Use of Proceeds, page 14

5. We note that in response to our prior comment 2 that you have provided your planned use of proceeds in the event that 25%, 50% and 75% of the offering is achieved. Please also include summary information on your planned use of proceeds in the event that 100% of the offering is achieved. In addition, please revise your disclosure for each level of proceeds to take into account the expenses of the offering.

Management's Discussion and Analysis

6. Please update your discussions of results of operations, liquidity and capital resources to reflect your most recent required financial statements.

Summary Compensation Table, page 32

7. We note that your fiscal year ends on December 31. Please update your Summary Compensation Table at page 32 to include information for the two most recently completed fiscal years (i.e., fiscal years 2015 and 2016). Please refer to Item 402(n) of Regulation S-K.

Selling Stockholders, page 36

8. In response to our prior comment 3, you revised the selling stockholders table to disclose in the last column the percentage of registered shares owned in the offering. Please revise this column to disclose, instead, the amount and percentage of the class to be owned by security holders after completion of the offering. Please refer to the last clause of Item 507 of Regulation S-K.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Change In Control, page F-7

9.   Please disclose how you accounted for the business combination of Focus Universal, Inc.
        and Perfecular, Inc. Identify the accounting acquirer in this transaction and provide the
        business combination disclosures required by ASC 805-10-50.

10.   In your response to comment 4, you identified Perfecular, Inc. as the accounting acquirer
        in the December 30, 2015 business combination with Focus Universal, Inc. However we
        note that you included the financial statements of Focus Universal, Inc. in the Form S-1.
        Please note that since Perfecular, Inc., is the *accounting acquirer, Perfecular, Inc. is
        considered the registrant for accounting purposes. Accordingly,* please revise your
        presentation in the Form S-1 to include the historical financial statements of Perfecular,
        Inc. for all periods presented giving effect to the acquisition of Focus Universal, Inc. on
        December 30, 2015.   Revise your Management's Discussion and Analysis to discuss
        these financial statements. Also amend your Form 10-KT for the transition period from
        March 31, 2015 to December 31, 2015 and your subsequent Forms 10-Q accordingly.

Pro Forma Consolidated Statements, page F-32

11.   Please revise your pro forma presentations to reflect the periods required by Rule 8-
        05(b)(1) of Regulation S-X.

Signature Page

12.   We note your response to prior comment 7. Your registration statement must be signed
        by your controller or principal accounting officer. In your next amendment, please have
        your principal accounting officer or controller sign your registration statement by
        identifying the person who is signing in that capacity under the person's signature. Refer
        to Instructions 1and 2 to Form S-1.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Gilbert J. Bradshaw, Esq.
        Wilson & Oskam, LLP